

Mail Stop 6010

June 16, 2008

VIA U.S. MAIL AND FAX (973) 882-5989

Robert V. Condon
Chief Financial Officer
Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, New Jersey 07006

> **Re:** **Merrimac Industries, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2007**
> **Filed March 28, 2008**
> **File No. 001-09970**

Dear Mr. Condon:

We have reviewed your letter dated June 3, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 29, 2007

Notes to Consolidated Financial Statements, page 41

1. Nature of business and summary of significant accounting policies, page 41

Contract revenues, page 41

1. Please refer to our prior comment 1 and note we have the following additional concerns.

    - We note from your response that "…[you] recognize NRE fees under these circumstances upon reaching contractually established stages of completion." Describe to us the types of contracts you label as (for the performance of) non-recurring engineering services (for example, firm-fixed contract, cost plus fixed fees contract). For each type of contract, explain to us how you determine the amount of revenue to recognize at each established stage of completion, and how and when you account for the related costs. Also in this regard, we note from your response that you have entered into two-phase contracts for non-recurring engineering services. Explain to us whether the two phases you discussed in your response are based on terms outlined and agree to in one contract or two mutually exclusive contractual agreements that each require separate accounting.

    - Also in this regard, we note in your response that you indicate NRE "fees" are recognized. Please clarify what you mean by "fees". Specifically, tell us if fees represent gross revenues, gross profit or something else.

    - We note you concluded that SOP 81-1 is not applicable to your non-recurring engineering services contracts except for one contract, yet it is still not clear to us how you reached such conclusion. Please clarify for us why you concluded that your revenue recognition based on established stages of completion is not within the scope of SOP 81-1. Please refer to paragraphs 11 – 15 of SOP 81-1.

    - You responded that SAB Topic 13A is applicable guidance to your revenue recognition except for one contract, yet you continuously described that "Anticipated losses on such contracts are charged to operations in the period when the losses become known" in your proposed disclosure. Please explain to us which specific guidance in SAB Topic 13A permits you to account for anticipated losses to operations in the period when the losses become known. Also quantify the amount of the anticipated losses recorded in your financial statements as of December 29, 2007 and March 28, 2008 for the contracts that you are recognizing revenue under SAB Topic 13A.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant